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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CW

SEC FILE NUMBER
8- 12676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 E. PACIFIC COAST HWY., SUITE 150
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. CONWAY 562/493-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/2

OATH OR AFFIRMATION

I, ROBERT J. CONWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature
ROBERT J. CONWAY

PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of LOS ANGELES

On FEB. 17, 2012 (Date) before me, CHERYL L. NEIFFER, NOTARY PUBLIC, (Here Insert Name and Title of the Officer)

personally appeared ROBERT J. CONWAY (Name(s) of Signer(s))

____,

CHERYL L. NEIFFER
Commission # 1881819
Notary Public - California
Los Angeles County
My Comm. Expires Mar 6, 2014

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Cheryl L. Neiffer (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

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DIVERSIFIED SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

DIVERSIFIED SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

We have audited the accompanying statement of financial condition of Diversified Securities, Inc. as of December 31, 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 10, 2012

DIVERSIFIED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash		$ 250,239
Total cash		250,239
Receivables:		
Other		26,542
Deposit - Pershing LLC		100,000
Marketable equity securities		36,765
Property and equipment, at cost, less $328,945 of accumulated depreciation		5,696
Other assets		11,304
Total assets		$ 430,546

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 10,663
Other liabilities		33,094
Due to affiliates		15,182
Total liabilities		58,939
Commitments		-
Stockholder's equity:		
Common stock, $5 par value; 20,000 shares authorized; 4,335 shares issued and outstanding	$ 21,675	
Additional paid-in capital	31,323	
Retained earnings	305,844	
Accumulated other comprehensive income	12,765	
Total stockholder's equity		371,607
Total liabilities and stockholder's equity		$ 430,546

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Concessions:		
Mutual funds and annuities		$ 9,760
Tax shelters and limited partnerships		58,635
Reimbursements		182,339
Interest		5,306
Other revenues		100,030
Management fees - related party		410,000
Other management fees		467,931
Total revenues		1,234,001
Expenses:		
Commission expense	$ 49,310	
Clerical and administrative employees' expenses	674,407	
Communications	43,437	
Occupancy and equipment costs	318,806	
Promotional costs	7,640	
Regulatory fees, assessments and professional fees	100,290	
Other	39,073	
Total expenses		1,232,963
Income before income taxes		1,038
Income taxes		800
Net income		238
Other comprehensive income:		
Unrealized gain on securities	1,170	
Other comprehensive income		1,170
Comprehensive income		$ 1,408

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning of year, as previously reported	$ 21,675	31,323	277,268	39,933	370,199
Prior period adjustment	-	-	28,338	(28,338)	-
Balance, beginning of year, as restated	21,675	31,323	305,606	11,595	370,199
Net income for the year ended December 31, 2011	-	-	238	-	238
Other comprehensive income	-	-	-	1,170	1,170
Balance, at end of year	$ 21,675	31,323	305,844	12,765	371,607

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 238
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 5,342	
(Increase) decrease in:		
Receivables - other	(533)	
Increase (decrease) in:		
Payable to customers	(99)	
Accounts payable and accrued expenses	259	
Due to affiliates	1,600	
Income taxes payable	(800)	
Total adjustments		5,769
Net cash flows provided by operating activities		6,007
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		6,007
Cash, beginning of year		244,232
Cash, end of year		$ 250,239

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a wholly-owned subsidiary of DSI Financial, Inc. The Company acts as an introducing broker/dealer and clears limited partnership transactions with and for its customers. The Company's primary business consists of facilitating limited partnership transfers for its affiliate, DSI Properties, Inc. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

The Company's main office is located in Long Beach, California. It also maintains branch offices in Santa Ana, West Covina, and Visalia, California and Bend, Oregon. The Company's trading business is affected by economic fluctuations in the broker-dealer industry.

Security Transactions

Security transactions are reported on a trade date basis which is in conformity with generally accepted accounting principles.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to ten years using the straight-line method.

Income Taxes

The Company files consolidated Federal and State corporate tax returns with its parent, DSI Financial, Inc., which elected to be taxed as a Subchapter S corporation effective January 1, 2008 and thereafter. Diversified Securities, Inc., as a wholly-owned subsidiary of DSI Financial, Inc., elected to be treated as a Qualified Subchapter S Subsidiary which is also effective January 1, 2008 and thereafter. Accordingly, the taxable income of the consolidated group is reported on the consolidated income tax return and passed through to the stockholders to be reported on their respective income tax returns. For California tax purposes, the consolidated group is subject to a 1-1/2% California franchise tax. Deferred income taxes result primarily from the differences between the statutory 1-1/2% California franchise tax and the minimum tax and the use of the accelerated cost recovery system for depreciating assets for California tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain investment securities.

(2) DEPOSIT - PERSHING LLC

The deposit of $100,000 as of December 31, 2011 consists of monies being held by Pershing LLC, the Company's clearing agent.

(3) MARKETABLE EQUITY SECURITIES

Marketable equity securities, which are stated at market, are held for an indefinite period and thus are classified as available for sale. The marketable equity securities, which had an original cost of $24,000, had an aggregate fair value of $36,765 at December 31, 2011. Unrealized holding gain on such securities, which was shown as accumulated other comprehensive income in the stockholder's equity, was $12,765.

Market value is established using Level 1 valuations in the hierarchy established by FASB ASC as the securities are on national exchanges and the fair value is determined based on published market prices.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 199,874
Leasehold improvements	134,767
	334,641
Less accumulated depreciation	(328,945)
Net property and equipment	$ 5,696

Depreciation expense for the year ended December 31, 2011, was $5,342.

(5) RELATED PARTY TRANSACTIONS

The Company pays rent and administrative service costs totaling $415,000 on behalf of affiliated companies. The entire amount was reimbursed as of December 31, 2011, and is shown as "Management fees - related party" in the accompanying Statement of Income and Comprehensive Income.

The following schedule identifies the components of the related party receivable(payable) balance:

DSI Financial, Inc.	$ (1,734)
DSI Properties, Inc.	(13,448)
	$ (15,182)

(6) INCOME TAXES

Income taxes consist of the following:

Current	$ 800
Deferred	-
	$ 800

As required by the Income Taxes Topic of FASB ASC, the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

(6) INCOME TAXES, continued

The Company is included in consolidated tax returns filed by the parent. The following is the aggregate income taxes for the parent and its subsidiaries:

	DSI Financial, Inc.	Diversified Securities, Inc.	DSI Properties, Inc.	Total
Current	$ 800	$ 800	$ 800	$ 2,400
Deferred	-	-	-	-
	$ 800	$ 800	$ 800	$ 2,400

(7) COMMITMENTS

The Company entered into operating leases relating to its offices in Long Beach and Santa Ana, California. The lease agreements expire in various years through 2013.

The remaining minimum future rental payments under non-cancelable operating leases as of December 31, 2011, are approximately as follows:

Year Ended December 31,	Amount
2012	$ 98,585
2013	25,168
Total minimum future rental payments	$ 123,753

The Company entered into a month-to-month lease for its offices in Visalia, California. The monthly rent is $3,167.

Rent expense for the year was $150,007.

(8) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

On November 9, 2010, the Federal Deposit Insurance Corporation (FDIC) issued a Final Rule that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The Company maintains its cash account at an FDIC-insured financial institution.

(9) PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2011 has been adjusted to correct an error relating to unrealized holding gain on equity securities made in a prior year. The error had no effect on net income in 2011.

(10) RESERVE REQUIREMENT - SEC RULE 15c3-3

The Company is subject to the full provision of SEC Rule 15c3-3 and prepares a computation of the Reserve Formula on a weekly basis.

(11) NET CAPITAL

The Company is subject to a $250,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2011, the net capital ratio was .1831 to 1 and net capital was $321,855 which exceeded the required minimum capital by $71,855.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 10, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

DIVERSIFIED SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total ownership equity		$ 371,607
Less non-allowable assets:		
Petty cash	$ (100)	
Other receivable	(26,542)	
Property and equipment, net	(5,696)	
Other assets - deposits	(11,304)	
		(43,642)
Net capital before haircut		327,965
Haircut:		
Marketable equity securities (15% of $36,765)	(5,515)	
Undue concentration	(595)	
		(6,110)
Net capital		$ 321,855

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,929
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Excess net capital	$ 71,855

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 58,939
Total aggregate indebtedness	$ 58,939
Ratio of aggregate indebtedness to net capital	.1831 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

DIVERSIFIED SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2011

Net capital as reported in unaudited Focus Report Part IIA		$ 322,665
Adjustments:		
Undue concentration on marketable equity securities	$ (12)	
Due to affiliates	(1,600)	
Income taxes - current	800	
Rounding	2	
		(810)
Net capital as reported in audited financial statements		$ 321,855

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. Collectively, the differences are not material. As such, the Company is in compliance with the minimum net capital requirement.

DIVERSIFIED SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2011

Credits:		
Free credit and other credit balances in customer's accounts		$ -
Customers' securities failed to receive		-
		-
Debits		-
Excess of total credits over total debits		-
Amounts held on deposit in "Reserve Bank Account" at year-end	$ -	
Amount of deposit (withdrawal) in "Reserve Bank Account" on January 3, 2012	-	
Net amount in "Reserve Bank Account" after deposit		-
Amount in excess of that required to be deposited		$ -

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above agrees with the computation included in the unaudited Part IIA filing.

DIVERSIFIED SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2011

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items	-

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors
Diversified Securities, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Diversified Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or

detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 10, 2012

DIVERSIFIED SECURITIES, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2011

(With Independent Accountants' Report On Applying Agreed-Upon Procedures)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

DIVERSIFIED SECURITIES, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2011

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Diversified Securities, Inc.
Long Beach, CA 90803

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Diversified Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Securities, Inc.'s management is responsible for the Diversified Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 14, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012676 FINRA DEC
DIVERSIFIED SECURITIES INC 22*22
PO BOX 357
LONG BEACH CA 90801-0357

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louisa Gac
562-493-8881

2. A.	General Assessment (item 2e from page 2)	$ 640.18
B.	Less payment made with SIPC-6 filed (exclude interest) 7-29-11 Date Paid	(62.42)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	577.76
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 577.76
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 577.76
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Diversified Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 13th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 11
and ending 12-31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,234,001

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 977,931

MANAGEMENT + ADMIN. INCOME + REIMBURSEMENTS FROM AFFILIATES.

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 977,931

2d. SIPC Net Operating Revenues $ 256,070

2e. General Assessment @ .0025 $ 640.18

(to page 1, line 2.A.)